INVEST IN **MODWALLA**

B2B marketplace for made-on-demand product connecting providers and merchants

modwalla
integrated
b2b marketplace for
made-on-demand
products
Connecting thousands of providers
with millions of merchants
CUSTOM
STAMP
your
design
here

modwalla.com   Vancouver WA

Technology | Software | Retail | Ecommerce | B2B

LEAD INVESTOR

Krista Fischer

With 15+ years in the print on demand industry, I recognize the untapped position Modwalla will fulfill. For Providers, this will be a strong additional channel for sales. For Merchants, this will be an opportunity to provide very unique products their customers have been looking for and desire. This Modwalla team is creating a marketplace and THE place where products and creativity can collide. The vision and determination Chris, Greg and team have for Modwalla is building excitement for what is to come.

Invested $25,000 this round

Highlights

1. 💡 10+ years of experience in made-on-demand industry.
2. 👍 14 providers and 13 merchants of made-on-demand products on waitlist. 🗒️
3. 💵 Market Sizing: $197 billion TAM, $4.9 billion SAM with 34% annual growth. 📈
4. 💸 Projected $1M in revenue at the end of year 2 (not guaranteed)
5. 🔥 Generated first sale in less than 2 months of starting development. 🥳

5. 🔥 Generated first sale in less than 2 months of starting development. 🥳

Our Team



Chris Bauman Co-Founder and CEO

10+ years of experience in the made-on-demand industry. Serial entrepreneur, self-published a children's book, avid and quick learner, Texas MBA, and USMC veteran.

I have been in the industry for over a decade and have consistently been asked by providers of made-on-demand products how they can access more distribution of their products. Likewise, merchants have always wanted to

offer unique product offerings to their customers.



Greg Barcza Co-Founder and CTO

Former co-founder and CTO of Recart that has generated $120,000,000+ extra revenue for its customers thus far (https://recart.com/).

Pitch

Modwalla is a B2B marketplace for made-on-demand products connecting providers and merchants. Made-on-Demand (MOD) products can be anything printed, engraved, embroidered, stitched, decorated, built. Initially, we are going to focus on Print and Engraved on Demand. **www.modwalla.com**



mod = made on demand
walla = "there it is!"
modwalla
b2b marketplace for made-on-demand products
connecting Providers with Merchants
for drop ship fulfillment

As a marketplace, there are buyers and sellers. For Modwalla, we are using the terms Providers and Merchants. Here is what we mean by Provider and Merchant.

Providers are businesses that print, engrave, and/or embroider products and ship the order to an end customer.

Merchants are businesses that have e-commerce storefronts where they sell to their end customers and use drop-ship fulfillment as a part of their supply chain.

A typical made-on-demand merchant & provider interaction.



made on demand supply chain is complex and time consuming
Providers
STAKES MFG
TAYLOR
IN A FLASH LASER
MWW ON DEMAND
PRO GIFT SOURCE
send product details & artwork specifications to merchant
create mockups & proofs
send account setup forms
provide order acceptance details
test order processing
make product on demand
Merchants
determine product assortment
source product & provider
send artwork to provider
revise mockups
approve mockups
complete account setup forms
establish process for order transfer
(integrate, plugin, csv, email, etc...)
list product on website
receive order from customer
forward order details to provider
vistaprint.
Shutterfly
merchant's preferred storefront
shopify
WOO COMMERCE
webflow
BIGCOMMERCE
Magento
WiX
API
amazon
Etsy
merchant's customers



2 - 6 month process for *each product* a merchant wants to offer

It can take <u>6 months</u> for a single product to get launched!

Once a merchant decides on the product assortment, the hard part in the made-on-demand industry is just finding a provider that can make and fulfill the product that you want. Providers are great at making products. They <u>aren't</u> great at having their website SEO friendly with all of their products listed, either.

Assuming a match is made, the back and forth interactions take a lot of time and the order routing can get *very* expensive.

For each Provider <-> Merchant connection, to efficiently send and receive orders an integration needs to be setup. Each integration can cost between **$2k - $15k**, and typically is for a handful of product listings.

So, who is Modwalla?

founding team with industry experience & technical depth

Chris Bauman
CEO, co-founder
Zazzle — Marketplace Lead & Business Development
TEXAS MBA
10+ years made-on-demand products

Greg Barcza
CTO, co-founder
Recart — CTO & Lead Architect
CORVINUS UNIVERSITY
10+ years full stack development

Eduard Pochtar
full stack developer, UI/UX

Tamas Fabi
full stack developer, architect

Soma László
business development

Unfair access to a pool of excellent full-stack developers

Chris has been in the made-on-demand products industry for <u>10+ years</u>, and has been a provider (**Cerealize** - custom breakfast cereal ingredients and boxes; **PhotoBall** - custom sports balls), a merchant (**Zazzle** - I determined what products to launch and sourced providers for contract work), and as a marketplace operator (Zazzle - maker.zazzle.com for letting providers list and sell on zazzle.com). He has seen and experienced the need for more sales channels for providers that entire time AND has experienced wanting greater democratization of MOD products for merchants.

Greg has been architecting and developing full-stack solutions for over <u>12 years</u>. He is formerly the co-founder and CTO of **Recart**, an ecommerce marketing automation system which helps e-commerce companies win back customers and increase revenue by using Facebook Messenger. Recart has generated *$120,000,000+ extra revenue* for its customers thus far.

How big is this opportunity?



fast growing and sizeable market with room to dominate


$197bn
Drop Shipping
23% CAGR
$4.9bn
Print On Demand
26% CAGR
$270mn
Target:
5.5% market share
modwalla

The drop shipping market is expected to approach **$500 Billion by 2026**. A subset of that is the Print On Demand market. This is how the current competitors are being valued and seen. That subset is expected to grow upwards of **$12 Billion** in that same timeframe.

What does Modwalla know that the competition does not? How are we seeing the market?


uncontested opening for a seller-driven marketplace
Make-Ready Orders
• good margins
• fewer products
Competitors
PRINTFUL
Printify
Gelato
teelaunch
gooten
untapped market opening
• higher margins
• more products
Closed Marketplace
Open Marketplace
• lower margins
• fewer products
amazon
ebay
Etsy
• lower margins
• more products
Not-Make Ready Orders

There is not one single open marketplace option available for providers to list ALL of their products and connect with merchants. Not one.

> ***We believe that a provider driven marketplace for made-on-demand products will increase the offerings available for merchants, increase access to merchants of all sizes, and give merchants and their customers more and better choice.***

Enter Modwalla: a provider-driven marketplace for made-on-demand products.


provider-driven marketplace for made-on-demand products
Providers
5 minutes for a provider to offer this
• list all made-on-demand products in their catalog just 1 time
• set pricing, fulfillment times, and refund policies
• receive make ready orders via dashboard or API
• shipping information is synched automatically
modwalla
Merchants
• access any product from any provider
• see transparent terms and reviews to select providers accordingly
• generate mockups in seconds
• 1 click connect to any storefront
• automatic order routing
vistaprint.
Shutterfly
merchant's preferred storefront
shopify
webflow
Magento
WiX
merchant's customers



and customer updates
5 minutes for a merchant to begin selling this
PRO GIFT SOURCE
spoke
amazon
Etsy
Walmart
Accelerating Made-On-Demand Commerce
through discovery, automation, and integration

Providers will create product listings for all of the MOD products in their catalog through a seller dashboard. In 5 minutes, a product can be listed on Modwalla.

Merchants can search for the exact product they want, see complete product details, generate mockups instantly, and list a product on their storefront with a single click.

That 6 month product launch sequence will take minutes. And, that 1 product listing by the Provider can be leveraged by millions of merchants around the world and incorporated into their MOD supply chain.

How does Modwalla make money?



b2b marketplace business model
Primary Revenue - marketplace commissions
Example:
Provider lists @ $10
$10
Gross Merchandise Value (GMV)
X
15%
Marketplace Commission (take rate)
$1.50
Modwalla's Revenue
Every order fulfilled through Modwalla generates a transaction

Marketplace commissions (15%) are the primary revenue source, paid for by the seller (no different than Amazon).

Secondary and tertiary revenue streams are possible through subscriptions by both marketplace participants, providers and merchants. Seller subscriptions have been shown by the likes of Amazon and Etsy to fetch between $10 - $40 / month. Merchant subscriptions have been shown effective by competitors like Printful and Printify, ranging $25 - $49 / month. These revenue streams will come after years 3-5.

And, a possible quaternary revenue stream via an onsite ad network.

What does Modwalla need to make this happen?



raising $150,000 for 12 months of financing
Use of Funds
Capex
1.9%
Operations
25.3%
Marketing & Sales
33.9%
Goals & Learnings
25k @ $20
Transactions
Average Order Value


$150k
Personnel
38.9%
GMV
• Determine scalable acquisition channels for merchants
• Learn the liquidity ratios needed to propel growth
• Minimum features needed for merchants & providers to self-serve product listings and customizations

6.5% of funds raised will go towards the Wefunder intermediary fee.